Maylands Avenue
Hemel Hempstead
Herts HP2 7TG

Telephone: 0870 850 3333
Fax: 01727 204885
Dx: 124022
Hemel Hempstead 4

07027180

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

1 October 2007

Ladies and Gentlemen:

Dixons Group

Re: ~~DSG International plc~~ – Electronic Publication of Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (Exemption file number 082-3331)

The following information is being furnished to the Securities and Exchange Commission (the "**Commission**") on behalf of DSG International plc, a public company limited by shares incorporated under the laws of England and Wales ("**DSG**"), in order to avail DSG of Rule 12g3-2(f) of the Securities Exchange Act of 1934 (the "**Exchange Act**") which permits foreign private issuers who are Rule 12g3-2(b) filers to publish the information required by Rule 12g3-2(b)(1)(iii) on either their Internet Web site or through an electronic information delivery system generally available to the public in their primary trading markets, rather than submitting the materials in paper to the Commission.

DSG previously filed an application with the Commission in November 1992 to establish an exemption from Section 12(g) of the Exchange Act afforded to foreign private issuers under Rule 12g3-2(b).

Accordingly, DSG does hereby amend its application for exemption under Rule 12g3-2(b) pursuant to Rule 12g3-2(f), to provide the Commission with the address of its website, http://www.dsgiplc.com, where it intends to publish information electronically as set forth in the attached Annex A.

Yours very truly

Helen Grantham
Company Secretary

Encs.

SEC MAIL PROCESSING SECTION RECEIVED OCT 09 2007 WASH, DC 182

PROCESSED OCT 19 2007 THOMSON FINANCIAL

ANNEX A

DSG International plc
(Incorporated under the Companies Act 1985 as a public limited company and registered in England and Wales with Registered No. 03847921 the "Company")

Disclosure/Reporting Requirements
(i) pursuant to the laws of England and Wales;
(ii) pursuant to the requirements of the Financial Services Authority (the "FSA") or the London Stock Exchange; or
(iii) information to be distributed to holders of the Company's securities.

Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Publication
Memorandum and articles of association	To the registrar of companies on incorporation	S.10 Companies Act 1985	Paper
Amendments to memorandum and articles of association	Two copies of the proposed amendment to the FSA no later than the Company sends the notice convening the meeting to decide on the amendment. Notice of the amendment to the registrar of companies within 15 days of the amendment taking effect	S.18 Companies Act 1985 Listing Rules	Paper
Annual Reporting and Accounts (Directors' report, auditors' report, annual accounts and operating financial review (OFR))	The Annual Report and accounts including a management report and responsibility statement must be published as soon as possible and in any event within 4 months of the Company's year end Publication is by means of a Regulatory Information Services ("**RIS**") announcement and must remain available to the public for at least five years To shareholders, holders of debentures and every other	FSA's Disclosure and Transparency Rules ("**DTR**") S.441 Companies Act 2006 (for the general duty to file accounts and reports to the registrar - the remaining requirements of S.242 Companies Act 1985 will stay	Website

Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Publication
	person who is entitled to receive notice of general meetings, not less than 21 days before the date of the meeting at which copies of those documents are to be presented, which must be held within 7 months of the Company's financial year end To the registrar of companies within 7 months of the Company's financial year end	in force until April 2008) Listing Rules	
Preliminary announcement of results for the Company's financial year-end	To a RIS as soon as possible after Board approval, or within 120 days of the end of the period to which the statement relates.	Listing Rules	Website
Half-yearly report containing "condensed" financial statements, a management report and a responsibility statement	Notice to a RIS of the publication of the report as soon as possible after its approval by the Board. Report must be approved and published by means of a RIS announcement within 2 months of the end of the period to which it relates The reports are no longer required to be sent either to all holders of listed securities of the Company or advertised in at least one national paper but must however remain available to the public for at least five years	DTR	Website
Interim management statement giving a general description of the issuer's financial position and performance	This statement must be published by means of a RIS announcement not earlier than week 11 nor later than week 20 in each six-month financial period	DTR	Website
Notices of general meetings with explanatory circulars and proxy voting forms	To shareholders and the FSA not less than 21 days before annual general meetings or meetings where it is intended to propose a special resolution; not less than 14 days before other general meetings	Ss.307(2), (3), S.324(1) and (2) Companies Act 2006 (effective October 2007) Listing Rules Company's articles of association	Paper

Event requiring public filing or disclosure	**Period for filing or disclosure**	**Authority**	**Publication**
Annual return	To the registrar of companies within 28 days of the anniversary of the Company's date of incorporation and annually thereafter within 28 days of the anniversary of the date of delivery of the previous annual return	S.363 Companies Act 1985	Paper
Annual information update referring to all information that has been made available to the public over the previous 12 months	To the FSA via release through a RIS within 20 working days of the publication of the Annual Reporting and Accounts	Prospectus Rules	Website
All special and extraordinary resolutions of shareholders and resolutions to authorise the allotment of securities or the purchase by the Company of its own shares	To the registrar of companies within 15 days of the passing of the resolution	S.380 Companies Act 1985	Paper
Two copies of all resolutions passed by the Company other than resolutions concerning ordinary business at an annual general meeting	To the FSA as soon as possible after the meeting	Listing Rules	Paper
Notification of a resolution of the Company authorising an alteration of share capital including new issues and the results of any new issue of listed securities	To the registrar of companies within one month but in the case of an increase in share capital, within 15 days and to a RIS as soon as possible	S.122 Companies Act 1985 Listing Rules	Paper
Resolution to reduce share capital and court order and minutes relating thereto	Resolution to be filed with the registrar of companies within 15 days of the resolution taking effect; court order and minutes to be filed with the registrar of companies promptly after receipt from the court	S.135 Companies Act 1985	Paper

Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Publication
Notice of change of particulars of directors or secretary or any important change in the functions or executive responsibilities of a director	To the registrar of companies within 14 business days of the date of occurrence and to a RIS as soon as possible and no later than the end of the business day following the decision by the Company, where it is a change to the Board and within 5 days where there is an appointment of a new director	S.167 Companies Act 2006 (effective October 2007) Listing Rules	Website
Notice of change of registered office	To the registrar of companies on occurrence	S.287 Companies Act 1985	Paper
Change in the Company's name	To a RIS and the FSA in writing and a copy of the revised certificate of incorporation (issued by the registrar of companies) to the FSA	Listing Rules S.28 Companies Act 1985	Paper
Notice of allotment of shares or securities	To the registrar of companies one month after allotment	S.88 Companies Act 1985	Paper
Notice of purchase of own shares	Proposal to purchase own shares to a RIS as soon as possible. Outcome of the shareholders' meeting to discuss this proposal must also be notified to a RIS as soon as possible Share return to be sent to registrar of companies within 28 days of the purchase and notify a RIS as soon as possible	S.169 Companies Act 1985 Listing Rules	Website
Notice of location of share register and any change of location	To the registrar of companies within 14 days of occurrence	S.353 Companies Act 1985	Paper
Notification of change of accounting reference date	To a RIS and registrar of companies as soon as possible	S.225 Companies Act 1985 Listing Rules	Website
Notification of certain charges over assets of the Company	To the registrar of companies within 21 days of creation of the charge	S.395 Companies Act 1985	Paper
Generally, in addition to any specific requirements regarding notification otherwise contained in the Listing	To a RIS as soon as possible	DTR	Website

Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Publication
Rules, any inside information (information that would be likely to be used by a reasonable investor as part of his investment decisions and would therefore have a significant effect on the price of the issuer's securities) which directly concerns the issuer			
Two copies of all circulars, notices, reports, announcements or other documents to which the Listing Rules apply issued by the Company and required to be filed with the FSA	To the FSA at the same time as they are issued	Listing Rules	Paper
Announcements of Board decisions on dividends, profits and other matters requiring announcements	To a RIS as soon as possible and not later than 7:30 a.m. on the next business day	Listing Rules	Website
Any amendments of rights attaching to any class of listed securities or any security in respect thereof listed equity securities which are converted into equity shares	To a RIS as soon as possible	Listing Rules	Website
Any redemption of listed shares	To a RIS as soon as possible and to the registrar of companies within 28 days	Listing Rules S.122 Companies Act 1985	Website
Basis of equity securities offered to public for cash and of open offers to shareholders	To a RIS as soon as possible	Listing Rules	Website
Any extensions of time granted for the currency of temporary documents of	To a RIS as soon as possible	Listing Rules	Website

Event requiring public filing or disclosure	**Period for filing or disclosure**	**Authority**	**Publication**
title			
The effect, if any, of the issue of further securities on the terms of the exercise of rights under warrants, options and convertible securities	To a RIS as soon as possible	Listing Rules	Website
The result of any issue of equity securities or preference shares or of a public offering of existing securities or other equity securities	To a RIS as soon as possible	Listing Rules	Website
Details of acquisition or realisations required to be disclosed pursuant to Chapters 10 and 11 of the Listing Rules	To a RIS as soon as possible after terms agreed	Listing Rules	Website
Circulars and notices of meetings in connection with acquisitions or realisations pursuant to Chapters 10 or 11 of the Listing Rules	Final copies to the FSA at the time of the issue	Listing Rules	Paper
Listing particulars and prospectuses in respect of admission of securities to the Official List of the London Stock Exchange	To the FSA at least two business days prior to consideration of the application for admission to listing	Financial Services and Markets Act 2000 Listing Rules	Website
Details of the issue price and principal terms of any rights issue and the results of such an issue including details of rights not taken up	To a RIS as soon as possible	Listing Rules	Website
Notification of information disclosed in accordance with DTR 5 and section	Issuers must publish a monthly statement of the total number of voting shares in issue, and of the number of treasury shares	Companies Act 2006	Website

Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Publication
212 of the Companies Act 1985	held. This must be made at the end of each calendar month, unless there is no change in the month To a RIS as soon as possible and in any event by the end of the business day following the notification of an interest received from the shareholders Where a shareholder has a notification obligation, the notification must be made both to the FSA (electronically) and to the issuer. The deadline for notification is two trading days after the date on which the holder knows or should have known of the acquisition, disposal or other event giving rise to a notification obligation Under the DTR, issuers must disclose acquisitions or disposals of treasury shares if these cause them to cross the 5% or 10% threshold in terms of the number of treasury shares they hold as a percentage of total shares in issue	DTR	
Notification duties of directors' and persons discharging managerial responsibilities' (PDMRs) interests in the securities of the Company in accordance with section 324 and section 328 of the Companies Act 1985	To a RIS (by the end of the business day following receipt by the Company of the information)	Listing Rules DTR	Website
Purchase by or on behalf of the Company of any of its equity securities other than equity shares or preference shares	When 10 per cent. of the initial amount has been purchased, redeemed or cancelled, and in any event not later than 7.30 a.m. on a business day following date of which relevant threshold is reached or exceeded	Listing Rules	Website
Variation and disposals of equity shares under an exemption allowed I	To a RIS as soon as possible	Listing Rules	Website

Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Publication
the lock-up arrangements			
Any information required to be disclosed pursuant to the City Code on Takeovers and Mergers	To a RIS within the period specified under the City Code on Takeovers and Mergers	Takeover Code	Website

END